Exhibit (e)(3)

Oracle Corporation	500 Oracle Parkway	phone +1.650.506.7000
	Redwood Shores	oracle.com
California 94065

CONFIDENTIAL

December 12, 2013

Responsys, Inc.

1100 Grundy Lane, Suite 300

San Bruno, CA 94066

Attn: Daniel Springer

Chief Executive Officer

Dear Dan:

Reference is made to the Proposal Letter, dated as of the date hereof, from Oracle Corporation (“Oracle”) to Responsys, Inc. (the “Company”) relating to a proposed transaction (the “Proposed Transaction”) involving the Company and Oracle. In order to induce Oracle to enter into negotiations with the Company regarding the Proposed Transaction (and in recognition of the time and effort that Oracle may invest and the expenses that Oracle may incur in pursuing these negotiations and in investigating the Company’s business), each of the Company and Oracle, intending to be legally bound, agrees as set forth below in this letter (this “Transaction Letter”):

1. Due Diligence and Definitive Documentation. The Proposed Transaction is subject to Oracle’s completion of its due diligence investigation and the execution of definitive agreements, including tender and support agreements from each of the directors and officers of the Company in respect of all of his or her shares of capital stock of the Company including any shares of capital stock owned by a director’s or an officer’s spouse (subject to a blocker provision such that the shares subject to such tender and support agreements shall, in no event, apply to more than 14.9% of the outstanding voting stock of the Company, if necessary to preserve the availability of Section 251(h) of the Delaware General Corporation Law) (collectively, the “Definitive Agreements”), the initial drafts of which will be prepared by counsel for Oracle, setting forth the terms and conditions of the Proposed Transaction.

2. Access and Cooperation. The Company will provide Oracle and Oracle’s representatives with reasonable access to the Company and its officers, employees, counsel, auditors, books and records and properties and with full opportunity to investigate the Company’s business, financial condition and results of operations for purposes of evaluating the Proposed Transaction. Oracle will require that the Company provide access to certain information requested by Oracle by means of an electronic data room. In addition, Oracle considers the Company’s intellectual property to be a critical component of the Proposed Transaction. As such, Oracle will also conduct a thorough review of the Company’s product code and other intellectual property for legal and compliance purposes including, without limitation, a scan of source code, an examination of inbound third party licenses, an evaluation of contracts involving custom or bespoke development, and a review of all invention assignment agreements with current and former employees, consultants and contractors. The parties hereto shall cooperate and use their reasonable efforts to enter into the Definitive Agreements prior to the Termination Date (as defined below).

3. Retention Programs. Oracle considers the retention of certain members of the Company’s management and/or employee base an important component of the Proposed Transaction, and, prior to the Termination Date, the Company agrees to consult with Oracle with respect to the retention of certain persons specified and requested by Oracle. The Company agrees, pursuant to any Definitive Agreements, that it shall disclose to Oracle any actions taken after the date hereof with respect to accelerating, or permitting the acceleration of, the vesting or exercisability of any options or other equity interests of any person, making any discretionary cash payments to employees, issuing any equity compensation awards, making any changes to any existing employment or other agreements with employees or entering into any new employment agreements with any employees, entering into severance or retention plans or arrangements, implementing any salary increases or bonus plans, creating any retention related pools of cash, shares or other payments, or agreeing to do any of the foregoing.

4. Public Disclosure; Confidentiality. Subject to paragraph 5(ii)(x), without the prior written consent of the other party, neither Oracle nor the Company will publicly disclose (or permit the public disclosure by such party’s Representatives (as defined below)) of (a) the existence or terms of this Transaction Letter or the Proposal Letter, (b) the existence of any discussions or negotiations between the Company and Oracle, or (c) the existence or terms of any proposal regarding a Proposed Transaction, except that such prior written consent shall not be required if such disclosure is necessary in order to comply with applicable law, regulation or stock exchange requirements. The terms of the Confidential Disclosure Agreement dated as of December 5, 2013, between the Company and Oracle will continue to apply to all information referred to therein and all information included in this Transaction Letter.

5. Exclusivity. The Company has terminated, or contemporaneously with the execution hereof will terminate, and will cause its officers, directors, employees, affiliates, agents, and representatives (collectively, “Representatives”) to terminate, any existing discussions or negotiations with a third party relating to a Third Party Acquisition (as defined below). Until the Termination Date (as defined below), the Company will not, and will not permit its Representatives to, directly or indirectly, (i) solicit, initiate, or knowingly encourage, conduct or engage in any discussions or negotiations, or enter into a Third Party Acquisition (as defined below), or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity in connection with, or that may reasonably be expected to lead to, a Third Party Acquisition. If, prior to the Termination Date (as defined below), the Company (whether directly or indirectly, including through any Representative of the Company) receives a Third Party Acquisition, the Company (x) shall inform the third party that it is restricted from having any discussions regarding a Third Party Acquisition and (y) promptly and, in any event, within 24 hours, notify Oracle of any such inquiry, request, proposal or offer, and indicate the material terms and conditions of any such proposal or offer or the nature of any such inquiry, or request and thereafter keep Oracle reasonably informed of any material change in the status and terms of any such proposal, offer, inquiry or request. For purposes of this Transaction Letter, “Third Party Acquisition” means any offer or proposal, by or on behalf, of any person other than Oracle or its affiliates for a transaction in any form, including any share or asset sale or purchase, tender or exchange offer, or merger, consolidation, reorganization, spin-off or liquidation, that would result in the ownership by such person or its shareholders, directly or indirectly, of 20% or more of the consolidated assets or voting securities of the Company or of any of its subsidiaries whose assets, in the aggregate, constitute 20% or more of the consolidated assets of the Company, or any agreement with respect to the foregoing.

6. Termination. This Transaction Letter shall expire at 5:00 p.m., Pacific Coast time, on the earlier of (i) December 20, 2013, and (ii) the date and time as of which an authorized executive of Oracle notifies the Company in writing (including by email) that Oracle no longer desires to pursue the Proposed Transaction (the “Termination Date”), unless such date shall have been extended by mutual agreement of the parties hereto.

7. Fees, Costs and Expenses. Each party hereto shall bear its respective costs and expenses related to the Proposed Transaction, including, without limitation, the fees and expenses of its respective counsel, accountants and financial advisors. Each party acknowledges that entering into discussions regarding the Proposed Transaction will require the investment of time and resources by both parties, including the engagement of outside advisors or the incurring of other added expense. Accordingly, each party agrees that it will bear its own expenses and the expenses of its Representatives and will not seek any recourse against the other party for any expenses, fees or other losses if the Proposed Transaction does not occur; provided, however, Oracle shall be entitled to seek any and all remedies available against the Company including any expenses, fees or other losses if the Company breaches paragraph 5 above.

8. Governing Law. This Transaction Letter and the matters set forth herein will be governed by and construed in accordance with the laws of Delaware without regard to the conflict of law rules thereof. Each of the parties hereto hereby submits to the exclusive jurisdiction of any federal court located in the State of Delaware or any Delaware state court (and of the appropriate appellate courts therefrom), and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such proceedings in such a court and any claim that any such proceedings brought in such a court have been brought in an inconvenient forum.

9. Counterparts. This Transaction Letter may be signed in any number of counterparts (including electronic PDF copies thereof), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Transaction Letter shall become effective when each party hereto shall have received a counterpart hereof signed by the other party. Until and unless each party hereto has received a counterpart hereof signed by the other party, this Transaction Letter shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10. Effect. If the foregoing accurately summarizes our understanding with respect to the Proposed Transaction, please date and execute the duplicate original of this Transaction Letter that is enclosed and return the same to the undersigned not later than 1:30 p.m., Pacific Coast time, on December 12, 2013. This Transaction Letter sets forth the parties’ intentions with respect to a Proposed Transaction, but, except for paragraphs 3 through 10, which shall be binding obligations, shall not give rise to any binding obligations. No such obligations (except for paragraphs 3 through 10, which shall immediately be binding upon your acceptance of this Transaction Letter) shall arise unless and until the Definitive Agreements have been executed and delivered by the parties hereto.

Very truly yours, ORACLE CORPORATION

By:	/s/ Douglas Kehring
Name:	Douglas Kehring
Title:	Authorized Signatory

Accepted: December 12, 2013

RESPONSYS, INC.

By:	/s/ Dan Springer
Name:	Dan Springer
Title:	CEO

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